VIA EDGAR

September 28, 2012

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Russell Mancuso, Branch Chief

Re:	Komatsu Ltd.

Form 20-F for the Fiscal Year Ended March 31, 2012

Filed June 29, 2012

File No. 001-07239

Dear Mr. Mancuso,

This letter is submitted on behalf of Komatsu Ltd. (“Komatsu”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), as set forth in your letter (the “Comment Letter”) to Mikio Fujitsuka dated August 30, 2012 with respect to Komatsu’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012. For reference, the text of your comments has been reproduced herein with responses below each numbered comment.

D. Risk Factors, page 3:

1. We note that you provide a discussion beginning on page 17 of your competitive strengths on a global basis. With a view toward disclosure in appropriate future filings, please tell us about the trends in competitive conditions in China. Include in your response your analysis of relative prices and credit terms offered by Chinese domestic competitors and market share.

Response:

Komatsu has updated its views of competitive conditions in China in its most recent quarterly report furnished on Form 6-K on August 2, 2012. Komatsu will also include the following additional disclosure, updated to reflect recent reporting periods, in appropriate future filings:

Market conditions for sales of Komatsu’s construction, mining and utility equipment products in China were challenging in FY2011. After experiencing steady growth from FY2002, demand peaked in FY2010 and dropped precipitously in FY2011 by approximately 37% compared with FY2010. While Komatsu believes some of the decrease in demand reflects a market adjustment following the exceptional growth experienced in FY2010, the drop-off in demand was primarily due to structural issues in China’s economy stemming from the Chinese government’s tightening of credit. Although the Chinese government has recently introduced some credit easing measures, demand dropped further in the first quarter of FY2012 and there are currently no clear signs of a recovery. Komatsu accordingly expects demand to remain sluggish in the near future, but expects continued growth in the mid- to long-range as a result of continuing increased urbanization and related construction projects, particularly for speedways and high-speed railways.

Mr. Russell Mancuso, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

September 28, 2012

In addition to competing with global companies such as Caterpillar, Hitachi Construction and Hyundai Heavy Industries, Komatsu competes in the construction equipment market in China with a number of local specialized construction equipment manufacturers, including SANY Heavy Industry, LiuGong Machinery, XCMG Heavy Machinery, and Zoomlion Heavy Industry. While Komatsu competes with these local manufacturers on a range of products, including hydraulic excavators, wheel loaders, bulldozers, dump trucks and motor graders, the individual local manufacturers generally manufacture and sell a narrower range of products than Komatsu. As compared with Komatsu, the local manufacturers typically offer their products to customers at lower prices and on credit terms that are often more favorable to the customer.

Komatsu competes with both its global competitors and with local specialized manufacturers on the basis of quality, forming long-term relationships with customers who recognize the value of Komatsu’s products and service.

Item 5. Operating and Financial Review and Prospects, page 32

2. We note your disclosure on page 14 under the caption “Sales and Distribution” that you provide customers with financing for their purchase of construction, mining and utility equipment through various finance subsidiaries located in Japan, the United States, Chile, Europe, Thailand, Indonesia, Australia and China. We also note your disclosure on page 24 regarding your plans to expand your retail finance operations. With a view toward disclosure in appropriate future filings, please provide us with an expanded description of your retail financing business. Tell us, for example, the principal terms of financing products that you offer and describe your collection and loss experience over the periods for which financial statements are included in your filing. Also describe the working capital requirements of this business. Finally, please tell us whether this business includes financing for transactions other than the sale of your equipment to customers.

Response:

Komatsu will include the following additional disclosure, updated to reflect recent reporting periods, in appropriate future filings:

Komatsu’s retail finance business supports Komatsu’s marketing and sales efforts by providing financing on attractive terms to retail customers of Komatsu’s products. Komatsu provides financing to its retail customers in connection with purchases of its construction equipment, mining equipment and forklift trucks. It generally does not provide financing to its dealers or distributors, other than short-term financing provided on a limited basis to its U.S. distributors. Komatsu typically does not provide financing for transactions other than the sale of Komatsu products (although on a limited basis, Komatsu may provide financing for both Komatsu and non-Komatsu products as part of a packaged sale).

Mr. Russell Mancuso, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

September 28, 2012

Komatsu’s retail finance products include (i) installment sale contracts that enable a customer to purchase equipment through structured payments over time and (ii) equipment leases that are classified as either capital leases and operating leases depending on the terms of the lease. While the terms of these sales contracts and retail leases can differ, as a general matter, (i) Komatsu requires a down payment by the customer of 10% to 30% of the price of the equipment, and the term of the contract or lease ranges from 36 to 60 months, (ii) Komatsu’s retail finance subsidiaries retain ownership of the equipment during the term of the sales contract or equipment lease, and (iii) in the case of leases, the customer is provided with an option to purchase the leased equipment when the term of the lease expires.

With respect to collection experience, Komatsu wrote-off less than 0.2% of the value of its retail finance receivables for the fiscal year ended March 31, 2012, representing 0.2% decrease from the fiscal year ended March 31, 2011.

Komatsu’s retail finance business is operated through finance subsidiaries in its major markets of Japan, the United States, Chile, Europe, Thailand, Indonesia, Australia and China. Generally, each of the finance subsidiaries independently procures working capital requirements for this business, and on limited basis, working capital is funded to the extent necessary by Komatsu Ltd.

Mr. Russell Mancuso, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

September 28, 2012

*    *    *

As requested in the Comment Letter, Komatsu acknowledges that:

•	Komatsu is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Komatsu may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above clarifications, please contact our counsel, Susan Morita of Arnold & Porter LLP at 202-942-5252.

Sincerely,

/s/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer
Chief Financial Officer

cc	Susan T. Morita, Esq.

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